Filed Pursuant to Rule 424(b)(2)
Registration No. 333-185462

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 8, 2015

Pricing Supplement To Prospectus dated November 10, 2014 and Prospectus Supplement dated November 17, 2014

United Mexican States

U.S. $110,000,000,000

Global Medium-Term Notes, Series A

€     % Global Notes due 2115

The notes will mature on March     , 2115. Mexico will pay interest on the notes on March      of each year, commencing March     , 2016. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund.

The notes will be issued under an indenture, each issuance of which constitutes a separate series under said indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 8 of the accompanying prospectus dated November 10, 2014, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per note		%		%		%
Total	€		€		€

(1)	Plus accrued interest, if any, from April , 2015.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about April     , 2015.

Joint Lead Managers

Goldman, Sachs & Co.	HSBC

April     , 2015

TABLE OF CONTENTS

Pricing Supplement

About This Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Recent Developments	PS-9
Plan of Distribution	PS-18

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-8
Description of the Notes	S-11
Taxation	S-21
Plan of Distribution	S-27
Glossary	S-33
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	3
Forward-Looking Statements	3
Data Dissemination	4
Use of Proceeds	4
Description of the Securities	5
Plan of Distribution	15
Official Statements	16
Validity of the Securities	17
Authorized Representative	18
Where You Can Find More Information	18

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated November 17, 2014, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated November 10, 2014 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING OF NOTES, GOLDMAN, SACHS & CO. (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE RELEVANT STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2014 ISSUED BY MEXICO.

This pricing supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this pricing supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the managers do not represent that this pricing supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the managers which would permit a public offering of the notes or distribution of this pricing supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this pricing supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the managers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this pricing supplement comes are required by Mexico and the managers to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution.”

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €    , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €    . Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an indenture, dated as of November 17, 2014, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Aggregate Principal Amount:	€

Issue Price:	%, plus accrued interest, if any, from April , 2015

Issue Date:	April , 2015

Maturity Date:	March , 2115

Specified Currency:	Euro (€)

Authorized Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Form:	Registered; Book-Entry. The notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Deutsche Bank AG, London Branch. Deutsche Bank AG, London Branch will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate:	% per annum, accruing from April , 2015

Interest Payment Date:	Initially on March , 2016 and, thereafter, annually on March of each year

Regular Record Date:	March of each year

Optional Redemption:

☒  Yes    ☐  No

Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus     basis points over (ii) the principal amount of the notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means any of Goldman, Sachs & Co. and HSBC Securities (USA) Inc. or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany, time on the third business day preceding such redemption date.

Optional Repayment:	☐ Yes ☒ No

Indexed Note:	☐ Yes ☒ No

Foreign Currency Note:	☒ Yes ☐ No

Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc.

Purchase Price:	%, plus accrued interest, if any, from April , 2015

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes:

ISIN: Common Code:

Trustee, Principal Paying Agent, Transfer Agent, Registrar, Authenticating Agent and Exchange Rate Agent:	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may from time to time, without the consent of holders of the notes, create and issue notes having the same terms and conditions as the notes offered pursuant to this pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes.

Payment of Principal and Interest:

Principal of and interest on the notes, except as described below, will be payable by Mexico to the Principal Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the Exchange Rate Agent in accordance with the Exchange Rate Agency Agreement, dated as of April     , 2015, between Mexico and the Exchange Rate Agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law:	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions:	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 8 of the accompanying prospectus dated November 10, 2014.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2013 (the 2013 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2013 Form 18-K, you should rely on the information in this section.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2009	2010	2011	2012	2013	2014(1)
	(in billions of constant pesos)(2)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps. 383.2	Ps. 386.1	Ps. 377.2	Ps. 405.3	Ps. 409.1	Ps. 420.7
Secondary Activities:
Mining	1,012.1	1,021.0	1,017.2	1,026.4	1,025.4	1,002.1
Utilities	255.8	267.4	286.0	292.1	293.6	298.8
Construction	968.2	975.5	1,015.1	1,040.0	990.3	1,009.6
Manufacturing	1,857.9	2,016.7	2,109.3	2,194.3	2,218.4	2,301.1
Tertiary activities:
Wholesale and retail trade	1,563.5	1,749.0	1,919.1	2,010.6	2,057.4	2,126.2
Transportation and warehousing	650.0	700.1	728.4	758.0	777.5	793.1
Information	352.0	355.3	371.1	431.6	453.1	463.2
Finance and insurance	403.9	488.6	523.3	563.4	618.6	631.2
Real estate, rental and leasing	1,464.0	1,504.5	1,548.5	1,587.2	1,603.1	1,637.4
Professional, scientific and technical services	274.5	274.2	288.3	291.4	294.8	299.2
Management of companies and enterprises	68.2	71.8	74.4	80.8	79.4	84.5
Administrative support, waste management and remediation services	370.8	373.4	395.7	412.9	430.7	430.5
Education services	473.0	473.9	481.3	492.0	495.9	503.4
Health care and social assistance	255.2	254.9	260.3	265.9	272.5	274.3
Arts, entertainment and recreation	55.0	57.3	56.9	58.5	60.6	60.1
Accommodation and food services	251.1	255.9	259.8	273.9	279.0	286.9
Other services (except public administration)	254.1	256.7	261.5	270.0	274.9	278.7
Public administration	467.4	478.8	472.1	489.5	488.8	501.1

Gross value added at basic values	11,379.9	11,961.2	12,445.4	12,943.8	13,123.2	13,402.0
Taxes on products, net of subsidies	300.8	316.5	328.8	342.3	347.8	355.2

GDP	Ps. 11,680.7	Ps. 12,277.7	Ps. 12,774.2	Ps. 13,286.2	Ps. 13,470.9	Ps. 13,757.2

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

Real GDP Growth by Sector

(% change against prior years)(1)

	2009	2010	2011	2012	2013	2014(2)
GDP (constant 2008 prices)	(4.7)%	5.1%	4.0%	4.0%	1.4%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.5)	0.8	(2.3)	7.4	0.9	2.8
Secondary Activities:
Mining	(4.0)	0.9	(0.4)	0.9	(0.1)	(2.3)
Utilities	1.3	4.5	6.9	2.1	0.5	1.8
Construction	(6.1)	0.8	4.1	2.5	(4.8)	1.9
Manufacturing	(8.4)	8.5	4.6	4.0	1.1	3.7
Tertiary activities:
Wholesale and retail trade	(12.5)	11.9	9.7	4.8	2.3	3.3
Transportation and warehousing	(7.2)	7.7	4.0	4.1	2.6	2.0
Information	8.5	1.0	4.4	16.3	5.0	2.2
Finance and insurance	3.4	21.0	7.1	7.7	9.8	2.0
Real estate, rental and leasing	1.1	2.8	2.9	2.5	1.0	2.1
Professional, scientific and technical services	(5.0)	(0.1)	5.1	1.1	1.2	1.5
Management of companies and enterprises	(8.2)	5.3	3.5	8.6	(1.8)	6.4
Administrative support, waste management and remediation services	(7.0)	0.7	6.0	4.4	4.3	0.0
Education services	0.2	0.2	1.6	2.2	0.8	1.5
Health care and social assistance	2.0	(0.1)	2.1	2.1	2.5	0.7
Arts, entertainment and recreation	(4.1)	4.1	(0.7)	2.9	3.4	(0.8)
Accommodation and food services	(9.6)	1.9	1.5	5.4	1.8	2.8
Other services (except public administration)	(0.6)	1.0	1.9	3.3	1.8	1.4
Public administration	2.0	2.4	(1.4)	3.7	(0.1)	2.5

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.1% in real terms during 2014 as compared to 2013. This increase was primarily due to an increase in tertiary activities, mainly wholesale and retail trade.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the first two months ended February 28, 2015 was 3.0%, 1.2 percentage points lower than during the same period of 2014. This was due to a decline in the price of processed foods, housing, fruits and vegetables and other services, and a decline in the cost of energy and authorized government rates.

Interest Rates

On April 1, 2015, the 28-day Cetes (Mexico’s Federal Treasury certificates) rate was 3.0% and the 91-day Cetes rate was 3.2%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.3% as of February 28, 2015, a 0.3 percentage point decrease from the rate during the same period of 2014.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years) (1)

	2010	2011	2012	2013	2014(2)
Food	1.7%	2.2%	2.6%	0.2%	0.9%
Beverage and tobacco products	0.6	4.6	2.6	0.6	4.8
Textile mills	10.9	(4.4)	3.1	(3.2)	(3.3)
Textile product mills	2.5	(2.9)	(0.1)	3.7	5.8
Apparel	4.6	0.2	(0.5)	3.3	(3.5)
Leather and allied products	7.7	(0.7)	3.5	1.0	(1.4)
Wood products	5.5	5.1	13.0	(2.8)	1.2
Paper	3.7	(0.8)	4.8	2.2	3.2
Printing and related support activities	10.0	4.2	(4.1)	(7.0)	(2.4)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.2	(4.5)
Chemicals	(0.4)	(0.1)	(0.3)	2.4	(0.4)
Plastics and rubber products	13.5	6.7	9.0	(1.2)	5.3
Nonmetallic mineral products	4.7	3.7	2.3	(2.9)	2.2
Primary metals	12.4	4.3	2.2	(0.2)	9.5
Fabricated metal products	8.8	7.0	3.9	(5.4)	8.4
Machinery	47.2	13.3	5.3	1.6	(3.0)
Computers and electronic products	3.7	6.7	0.5	4.2	5.8
Electrical equipment, appliances and components	10.1	(1.1)	1.8	(3.7)	6.3
Transportation equipment	42.2	16.6	14.1	5.4	11.5
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)
Miscellaneous	1.9	5.1	0.4	1.3	7.0
Total expansion/contraction	8.5	4.6	4.0	1.1	3.7

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 3.7% in real terms during 2014 as compared to 2013. This expansion was primarily due to an increase in the manufacturing of primary metals and transportation equipment sectors. In total, eight manufacturing sectors contracted during 2014, while 13 sectors expanded during 2014, each as compared to 2013.

Tourism

Mexico’s tourism sector expanded in 2014. As compared to 2013, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $16.3 billion, a 16.6% increase from 2013;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $13.6 billion, a 19.9% increase from 2013;

•	the number of tourists to the interior totaled 16.0 million, a 9.6% increase from 2013;

•	the average expenditure per tourist to the interior totaled U.S. $850.00, a 9.4% increase from 2013;

•	expenditures by Mexican tourists abroad totaled U.S. $6.2 billion, a 7.2% increase from 2013; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $9.7 billion, a 5.8% increase from 2013.

In total, the Mexican tourism sector recorded a U.S. $6.6 billion surplus in the balance of payments in 2014, a 36.8% increase from the U.S. $4.8 billion surplus recorded in 2013.

Electric Power

In 2014, 260,137.9 gigawatt hours of electricity was generated in Mexico, an increase of 0.6% as compared to 2013 (and an overall increase of 7.3% since 2010). Mexico exported 2,652.7 gigawatt hours of this electricity in 2014, as compared to 1,240.1 gigawatt hours in 2013. As of December 31, 2014, installed generating capacity was 54,366.9 megawatts, an increase of 0.6% from 2013. Domestic energy generation in 2014 was further supplemented by imports of electricity totaling 2,124.0 gigawatt hours.

Financial System

Central Bank and Monetary Policy

At February 28, 2015, Mexico’s M1 money supply was 14.2% greater in real terms than the level at February 28, 2014. The amount of bills and coins held by the public was 15.4% greater in real terms than at February 28, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 12.6% greater in real terms than on the same date in 2014.

At February 28, 2015, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 8.2% greater in real terms than financial savings at February 28, 2014. Savings generated by Mexican residents increased by 7.3% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2014.

At April 1, 2015, the monetary base totaled Ps. 1,069.4 billion, a 0.6% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At April 1, 2015, the IPC stood at 44,203 points, representing a 2.5% increase from the level at December 31, 2014.

Banking Supervision and Support

At January 31, 2015, the total loan portfolio of the banking system was 0.7% lower than the total loan portfolio at December 31, 2014. According to preliminary figures, at January 31, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 92.3 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.8%, the same as at December 31, 2014. The amount of loan loss reserves held by commercial banks at January 31, 2015 totaled Ps. 114.2 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 124% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first two months of 2015, Mexico registered a trade deficit of U.S. $2.7 billion, as compared to a trade deficit of U.S. $2.3 billion for the same period of 2014. In particular, exports increased or decreased as follows, each as compared to the first two months of 2014:

•	petroleum exports decreased by 47.1%;

•	non-petroleum exports increased by 4.8%;

•	merchandise exports decreased by 2.2%, to U.S. $56.3 billion, as compared to U.S. $57.5 billion during the first two months of 2014; and

•	exports of manufactured goods (which represented 87% of total merchandise exports) increased by 4.6%.

According to preliminary figures, during the first two months of 2015, total imports decreased by 1.4%, to U.S. $58.9 billion, as compared to U.S. $59.8 billion for the same period of 2014. In particular, imports increased or decreased as follows, each as compared to the first two months of 2014:

•	imports of intermediate goods decreased by 1.0%;

•	imports of capital goods increased by 2.8%; and

•	imports of consumer goods decreased by 6.3%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	First two months of 2015(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,493	$42,979	$4,100
Crude oil	35,919	49,381	46,852	42,723	36,248	3,283
Other	5,775	7,063	6,103	6,770	6,731	818
Non-oil products	256,780	292,990	317,814	330,534	354,556	52,151
Agricultural	8,610	10,310	10,914	11,246	12,204	2,387
Mining	2,424	4,064	4,907	4,714	5,064	822
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,289	48,941

Total merchandise exports	298,473	349,433	370,770	380,027	397,535	56,251
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	8,368
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	44,354
Capital goods	30,247	35,032	38,568	39,057	39,647	6,219

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	58,940

Trade balance	$(3,009)	$(1,410)	$18	$(1,184)	$(2,442)	$(2,689)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.46	$86.00	$43.67

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during 2014, Mexico’s current account registered a deficit of 1.8% of GDP, or U.S. $24.7 billion, as compared to a deficit of U.S. $26.5 billion during 2013, which was primarily due to an increase in merchandise imports. The capital account registered a surplus of U.S. $58.1 billion during 2014, as compared to a surplus of U.S. $63.8 billion during 2013. Foreign investment in Mexico totaled U.S. $49.7 billion during 2014 and was composed of direct foreign investment inflows totaling U.S. $21.0 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $28.7 billion.

At March 20, 2015, Banco de México’s international assets totaled U.S. $197.9 billion, an increase of U.S. $2.6 billion as compared to international reserves at December 31, 2014. At March 20, 2015, Banco de México’s net international reserves totaled U.S. $195.5 billion, an increase of U.S. $2.9 billion from the amount at December 31, 2014.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2009	2010	2011	2012	2013	2014(1)
	(in millions of dollars)
I. Current account(2)	$(7,724)	$(3,230)	$(11,836)	$(15,263)	$(26,284)	$(24,655)
Credits	273,250	346,529	399,248	423,510	432,753	451,004
Merchandise exports (f.o.b.)	229,704	298,473	349,375	370,770	380,027	397,535
Non-factor services	15,096	15,621	16,153	16,817	20,829	21,774
Tourism	11,513	11,992	11,869	12,739	13,949	16,258
Others	3,583	3,629	4,284	4,078	6,880	5,516
Factor Services	6,797	10,812	10,569	13,154	9,659	7,715
Interest	4,253	3,388	3,475	2,671	2,391	2,296
Others	2,544	7,424	7,094	10,483	7,269	5,419
Transfers	21,653	21,623	23,152	22,768	22,238	23,979
Debits	280,974	349,759	411,084	438,772	459,038	475,660
Merchandise imports (f.o.b.)	234,385	301,482	350,843	370,752	381,210	399,977
Non-factor services	25,139	25,565	30,289	30,835	32,335	35,074
Insurance and freight	7,510	8,723	10,225	9,726	9,755	11,604
Tourism	7,207	7,255	7,832	8,449	9,122	9,657
Others	10,422	9,587	12,232	12,661	13,457	13,813
Factor services	21,389	22,626	29,774	36,976	45,364	40,500
Interest	12,886	14,161	17,688	20,296	23,276	25,359
Others	8,503	8,465	12,086	16,680	22,089	15,141
Transfers	60	86	178	209	128	109
II. Capital account	16,181	45,598	50,985	54,645	60,818	58,083
Liabilities	34,272	91,492	61,714	88,684	103,531	82,010
Loans and deposits	10,033	45,428	13,075	14,357	43,329	32,310
Development banks	794	648	(283)	398	426	870
Commercial banks	(3,918)	29,323	(953)	(3,206)	15,112	8,192
U.S. Federal Reserve swap facility	7,229	(3,221)	—	—	—	—
Non-financial public sector	9,638	13,021	5,910	8,397	8,204	15,219
Non-financial private sector	(3,711)	5,657	8,401	8,769	19,587	8,029
PIDIREGAS(3)	—	—	—	—	—	—
Foreign investment	24,239	46,063	48,639	74,326	60,202	49,700
Direct	16,605	22,563	23,553	17,810	39,172	20,955
Portfolio	7,634	23,500	25,086	56,517	21,030	28,746
Equity securities	4,155	373	(6,566)	9,877	(943)	4,833
Debt securities	3,479	23,127	31,651	46,640	21,973	23,912
Assets	(18,091)	(45,893)	(10,728)	(34,039)	(42,713)	(23,927)
III. Errors and omissions	(3,123)	(19,689)	(10,712)	(18,660)	(16,889)	(15,864)
IV. Change in net international reserves(4)	5,397	22,759	28,879	21,040	13,006	16,717

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (the IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under Mexico’s credit line with the IMF is approximately U.S. $70.0 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Direct Foreign Investment in Mexico

According to preliminary figures, during 2014, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $49.7 billion, as compared to U.S. $63.1 billion during 2013, and was composed of direct foreign investment of U.S. $21.0 billion and net foreign portfolio investment inflows of U.S. $28.7 billion, as compared to U.S. $42.1 billion and U.S. $21.0 billion during 2013, respectively.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on April 1, 2015 (which took effect on the second business day thereafter) was Ps. 15.1206 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance including physical investment expenditures by PEMEX registered a deficit of Ps. 150.7 billion during the first two months of 2015. This deficit was Ps. 45.7 billion during the same period of 2014. Excluding physical investment expenditures by PEMEX, the public sector balance registered a deficit of Ps. 68.5 billion during the first two months of 2015, as compared to a Ps. 18.2 billion surplus registered for the same period of 2014. In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 113.3 billion during the first two months of 2015, 394.2% higher in real terms than for the first two months of 2014. Excluding physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 31.1 billion during the first two months of 2015, as compared to a surplus of Ps. 41.7 billion during the same period of 2014. The public sector balance deficit increase was primarily due to stabilization fund contributions and a lower level of pre-hedge oil revenues in January 2015, both of which are expected to be compensated for later this year.

According to preliminary figures, during the first two months of 2015, public sector budgetary revenues amounted to Ps. 654.5 billion in nominal pesos, 1.9% less in real terms as compared to the same period of 2014. In particular, during the first two months of 2015, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2014:

•	crude oil revenues decreased by 46.3%;

•	tax revenues increased by 20.3%; and

•	non-tax revenues (as a percentage of total public sector budgetary revenues) decreased by 8.4 percentage points, to 15.8%, as compared to approximately 24.2% in the same period of 2014.

According to preliminary figures, during the first two months of 2015, net public sector budgetary expenditures increased by 11.7% in real terms as compared to the first two months of 2014. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 10.4% in real terms as compared to the same period of 2014. During the first two months of 2015, the financial cost of public sector debt increased by 36.6% in real terms as compared to the same period of 2014.

As of February 28, 2015:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Public Debt

Recent Securities Offerings

•	On March 6, 2015, Mexico issued €1.25 billion of its 1.625% Global Notes due 2024 and €1.25 billion of its 3.000% Global Notes due 2045. The notes were issued under Mexico’s U.S. $110 billion Global Medium-Term Notes Program.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of April     , 2015, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of the Notes
Goldman, Sachs & Co.	€
HSBC Securities (USA) Inc.	€

Total	€

Goldman, Sachs & Co. and HSBC Securities (USA) Inc. are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes at the price set forth on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering price and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the managers or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The managers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, Goldman, Sachs & Co. and/or the managers may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager, or any person acting on behalf of the Stabilizing Manager, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus supplement dated November 17, 2014 issued by Mexico.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the fifth day following the date hereof (such settlement cycle being referred to herein as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €    , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €    .

The managers have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

Canada

The notes may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or “SVS”) (“Rule 336”), the notes may be privately offered to certain Qualified Investors identified as such by Rule 336 (which in turn are further described in Rule No. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: April , 2015. The offer of the notes is subject to Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the SVS;

2.	The subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS, and therefore the notes are not subject to the oversight of the SVS;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered with the relevant securities registry of the SVS.

This information has been translated into Spanish below.

Información a los Inversionistas Chilenos

De conformidad con la Ley N° 18.045, de Mercado de Valores y la Norma de Carácter General N° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia de Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la Norma de Carácter General N° 216, de 12 de junio de 2008, de la SVS.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el de abril de 2015, y se encuentra acogida a la Norma de Carácter General N° 336, de fecha 27 de junio de 2012, de la SVS;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la SVS, por lo que tales valores no están sujetos a la fiscalización de esa superintendencia;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Estos valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el registro de valores correspondiente.

Colombia

The notes have not been and will not be registered before the National Registry of Securities and Issuers maintained by the Colombian Superintendence of Finance or with any Colombian Securities Exchange or Treading System. This pricing supplement does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law and shall be valid in Colombia only to the extent permitted by Colombian law. The notes may not be offered or sold publicly or otherwise be subject to brokerage activities in Colombia, except as permitted by Colombian law. This pricing supplement is for the sole and exclusive use of the addressee as a designated individual/investor, and cannot be considered as being addressed to or intended for the use of any third party, including any of such party’s shareholders, administrators or employees, or by any other third party resident in Colombia. The information contained in this pricing supplement is provided for assistance purposes only and no representation or warranty is made as to the accuracy or completeness of the information contained herein. Please note that, under Colombian regulations, any offering addressed to 100 or more named individuals or companies shall be considered as a public offering, requiring prior approval by the Colombian Superintendence of Finance.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement in relation thereto to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of Mexico for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This pricing supplement has been prepared on the basis that any offer of the notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive, from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of the notes contemplated in this pricing supplement in relation to the offer of the notes may only do so in circumstances in which no obligation arises for Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Mexico nor any manager have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Mexico or any manager to publish a prospectus for such offer.

The above selling restriction is in addition to any other selling restrictions set forth herein.

Germany

This pricing supplement does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offering material relating to the securities. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this pricing supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each manager has represented, agreed and undertaken in the selling agency agreement, dated as of November 17, 2014, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the securities within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of securities, and (ii) that it will distribute in Germany any offering material relating to the securities only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This pricing supplement is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”)

This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute a “prospectus” (as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) (the “CWUMPO”), nor are they an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”). The notes may not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the CWUMPO, or (b) to “professional investors” as defined in the SFO and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO, and no advertisement, invitation or document relating to the notes may be issued, or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Italy

The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor copies of this pricing supplement, the accompanying prospectus, prospectus supplement, or any other documents relating to the notes may be distributed in Italy except:

(a)	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b)	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus, prospectus supplement or any other documents relating to the notes in Italy must be:

(a)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the notes on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “Financial Instruments and Exchange Law”) and each manager has represented and agreed that it has not offered or sold, and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 288 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement or in the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon Notes in bearer form on which interest does not become due and payable during their term but only at maturity and other Notes in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade, and (iii) the issue and trading of such Notes, if such Notes are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such Notes have to be complied with, (ii) any reference in publications concerning such Notes to the words “to bearer” is prohibited, (iii) so long as such Notes are not listed at Euronext Amsterdam N.V., each transaction involving a transfer of such Notes must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction, and a description of the amount, registration number(s), and type of the Notes concerned, and (iv) the requirement described under (iii) must be printed on such Notes.

Each manager has acknowledged and agreed that it has not and will not make an offer of the notes to the public in the Netherlands in reliance on Article 3(2) of the Prospectus Directive unless (i) such offer is made exclusively to persons or entities which are (a) qualified investors as defined in the Prospectus Directive or (b) represented by eligible discretionary asset managers in accordance with Article 55 of the Exemption Regulation DFSA (Vrijstellingsregeling Wft), or (ii) a standard warning is used as required by Article 5:5(2) or 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht or DFSA), provided that no such offer of notes shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purpose of this paragraph the expression “Prospectus Directive” means Directive 2003/71/EC as amended and implemented in Dutch law.

Notes with a maturity of less than 12 months must either (a) have a minimum denomination of EUR 100,000, or (b) be offered solely to professional market parties (professionele marktpartij) within the meaning of the DFSA and the rules promulgated thereunder.

Republic of France

The notes may not be offered or sold or caused to be offered or sold, directly or indirectly, to the public in France and neither this pricing supplement, which has not been submitted to the clearance procedure of the French Autorité des marches financiers, or the AMF, nor to a competent authority of another Member State of the European Economic Area that would have notified its approval to the AMF under the EU Prospectus Directive 2003/71 /EC as implemented in France and in the relevant Member State, nor any other offering material or information contained therein relating to the notes may be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France.

Any such offers, sales and distributions may be made in France only to qualified investors (investisseurs qualifies) acting for their own account, as defined in, and in accordance with, Articles L.4 11-2, II, 2 and D.4 11-1, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L. 411-I, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

Singapore

This pricing supplement, accompanying prospectus and prospectus supplement will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement, accompanying prospectus, prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

This pricing supplement, accompanying prospectus and prospectus supplement will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement, accompanying prospectus, prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the notes shall not be sold within the period of six months from the date of the initial acquisition of the notes, except to any of the following persons:

(a)	an institutional investor (as defined in Section 4A of the SFA);

(b)	a relevant person (as defined in Section 275(2) of the SFA); or

(c)	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulation 2005 of Singapore (“SFR”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six (6) months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the SFR.

Switzerland

The offer and sale of the notes is made in Switzerland on the basis of a private placement, not as a public offering. This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this pricing supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each manager has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Uruguay

The sale of the notes qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT,

AUTHENTICATING AGENT, PRINCIPAL PAYING AGENT

AND EXCHANGE RATE AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, NY 10005

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.